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September 15, 2015

Via Edgar- Correspondence Only

United States Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3720
Washington, DC  20549-7010

Attention: Ms. Sharon Virga

Re:                             Helen of Troy Limited
Form 10-K for Fiscal Year Ended February 28, 2015
Filed April 29, 2015
File No. 1-14669

Dear Ms. Virga,

This firm represents Helen of Troy Limited (the “Company”).  Please refer to your letter dated September 10, 2015.  As we previously discussed, I am writing to confirm that the deadline for the Company to respond to the comments in that letter is extended from September 24, 2015 to October 8, 2015.  Thank you for your consideration.

Regards,

/s/ W. Crews Lott
W. Crews Lott
Partner

214-978-3042
Crews.Lott@bakermckenzie.com

Encl.

Cc:	Larry Spirgel
Christy Adams

Helen of Troy Limited
Brian L. Grass
Vincent D. Carson

Baker & McKenzie LLP is a member of Baker & McKenzie International, a Swiss Verein.